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                        [Rutan & Tucker, LLP Letterhead]







                                 October 1, 2008



VIA FEDEX AND EDGAR CORRESPONDENCE
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Russell Mancuso, Esq.
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549

         Re:      Strasbaugh
                  Registration Statement on Form S-1
                  Amended October 1, 2008
                  File No. 333-144787
                  ----------------------------------

Dear Mr. Mancuso:

         This letter responds to the comment contained in your letter dated September 19, 2008 relating to Strasbaugh (the "Company"), a copy of which letter is enclosed for your convenience. The enclosed clean and marked-to-show-changes copies of Form S-1/A (Amendment No. 8 to Form SB-2), Reg. No. 333-144787 (the "Registration Statement"), contain revisions that are directly in response to your comment. We have reproduced below in bold font your comment set forth in your letter of September 19, 2008, together with our response in regular font immediately following the reproduced comment. The page numbers referenced below correspond to the marked versions of the Registration Statement enclosed herewith.

1. WE NOTE YOUR RESPONSES TO COMMENTS 3, 4 AND 5 IN OUR LETTER DATED SEPTEMBER 9, 2008. WE MAY HAVE FURTHER COMMENTS ONCE YOU FILE AN AMENDED REGISTRATION STATEMENT.

         As we noted in our response letter dated September 11, 2008, the securities held by B. Riley and Co., LLC have been removed from the Selling Security Holder table on page 84 of the Registration Statement and disclosures in the fee table and elsewhere throughout the Registration Statement have been revised to accurately reflect the reduced number of shares being offered. In that regard, we have also updated our opinion attached as Exhibit 5.1 to the Registration Statement.

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Russell Mancuso, Esq.
October 1, 2008
Page 2


         The Company has disclosed on page 87 of the Registration Statement that Jonathan Stanton Company sold its securities to two selling security holders on August 1, 2008.

         The Company is in the process of obtaining signatures to the Warrant Clarification Agreement. If the Staff has no further comments to the Registration Statement, the Company intends to seek acceleration of effectiveness of the Registration Statement after all the selling security holders have executed the Warrant Clarification Agreement.

         If you have any questions regarding the foregoing, please call me at
(714) 641-3450.

                                                     Sincerely yours,

                                                     RUTAN & TUCKER, LLP


                                                     /s/ Larry A. Cerutti
                                                     --------------------------
                                                     Larry A. Cerutti


cc:      Jay Mumford, Esq. (via FEDEX, w/enc.)
         Ms. Tara Harkins (via FEDEX, w/enc.)
         Mr. Chuck Schillings (via electronic mail, w/enc.)
         Mr. Richard Nance (via electronic mail, w/enc.)
         Mr. Fred Furry (via electronic mail, w/enc.)